Nicole Brookshire
T: +1 212 479 6157
nbrookshire@cooley.com
July 23, 2021
Eiko Yaoita Pyles
Andrew Blume
Sherry Haywood
Perry Hindin
Office of Manufacturing
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Allbirds, Inc. Draft Registration Statement on Form S-1 Submitted June 16, 2021 File No. 377-0504
Ladies and Gentlemen:
On behalf of Allbirds, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporate Finance (the “Staff”) by letter dated July 13, 2021 with respect to the Company’s Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on June 16, 2021. The Company is concurrently and confidentially submitting an amended Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which includes changes that reflect the responses to the Comments as well as certain other updates.
Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Draft Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Amended Draft Registration Statement.
Draft Registration Statement on Form S-1 filed June 16, 2021
Prospectus Cover Page, page i
1.    Please revise the prospectus cover page to disclose that (1) the company elected to be treated as a public benefit corporation under Delaware law and (2) as a public benefit corporation, the company’s duty to balance a variety of interests may result in actions that do not maximize shareholder value.
Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page of the Amended Draft Registration Statement.

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116
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July 23, 2021 Page 2
As a public benefit corporation, we may be subject to increased derivative litigation, page 52
2.    You disclose that stockholders of a Delaware public benefit corporation may file a derivative lawsuit. If true, please also clarify that such derivative actions under Section 367 of the DGCL would be subject to your exclusive forum provision requiring derivative lawsuits to be heard in the Delaware Chancery Court or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware.
    Response: In response to the Staff’s comment, the Company has revised its disclosure on page 52 of the Amended Draft Registration Statement.
Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware, page 58
3.    Please ensure that your disclosure here and on page 165 are consistent with the scope of your provision. We note your disclosure that your exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act. Please ensure that the exclusive forum provision in your amended and restated certificate of incorporation states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.
    Response: The Company respectfully acknowledges the Staff’s comment and will ensure that the exclusive forum provision in the amended and restated certificate of incorporation to be effective immediately prior to the completion of the offering clearly states that the designation of the Delaware Court of Chancery as the exclusive forum for certain actions does not apply to suits brought to enforce any duty or liability created by the Exchange Act. The Company advises the Staff that it will file the form of amended and restated certificate of incorporation as Exhibit 3.3 to a future amendment of the Amended Draft Registration Statement.
4.    We note that Article XV, Section 49 of your amended and restated bylaws filed as exhibit 3.2 contains an exclusive forum provision that is not consistent with your disclosure or the provision in Section Thirteenth of your amended and restated certificate of incorporation filed as exhibit 3.1. Please ensure that your amended and restated certificate of incorporation and amended and restated bylaws are consistent with your disclosures with respect to your exclusive forum provisions.
    Response: The Company respectfully acknowledges the Staff’s comment and will ensure that the exclusive forum provision in the amended and restated certificate of incorporation and in the amended and restated bylaws, each to be effective immediately prior to the completion of the offering, are consistent with each other and with the Company’s disclosures with respect to its exclusive forum provisions. The Company advises the Staff that it will file the form of the amended and restated certificate of incorporation and the form of the amended and restated bylaws as Exhibit 3.3 and Exhibit 3.4, respectively, to a future amendment of the Amended Draft Registration Statement.

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116
t: (617) 937-2300 f: (617) 937-2400 cooley.com

July 23, 2021 Page 3
Comparison of December 31, 2019 and December 31, 2020
Income Tax (Provision) Benefit, page 88
5.    We note that your effective tax rates for fiscal years 2020 and 2019 were 13.72% and (33.87%), respectively. Please expand your disclosure to discuss the significant change in your effective tax rate between periods. Further, to the extent your current effective tax rate is not indicative of future results, revise to discuss the impact any change may have on your results of operations going forward.
    Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 88 and 89 of the Amended Draft Registration Statement.
Consolidated Statements of Cash Flows, page F-6
6.    Please reconcile for us the security deposit amount presented within investing activities for fiscal year 2020 to the change in balance sheet amounts presented in footnotes 5 and 6. Also tell us the nature and purpose of the security deposits.
    Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that upon preparing the reconciliation as requested, the Company identified an error of $2.5 million between the operating and investing sections in the consolidated statement of cash flows for the year ended December 31, 2020 as presented in the draft registration statement as confidentially submitted on June 16, 2021. The security deposit amount presented within investing activities now reconciles to the changes in balance sheet amounts presented in footnotes 5 and 6, with a difference of $0.1 million due to the impact of foreign currency translation. The Company has revised its statement of cash flows on page F-6 of the Amended Draft Registration Statement, and added disclosure on pages F-7 and F-8 describing the correction of the error within footnote 2 under the header, Correction to previously reported consolidated statements of cash flows. Management has determined that these errors are not material to the previously issued consolidated financial statements. The nature of the security deposits is amounts paid to landlords for the Company’s operating leases.

Notes to Consolidated Financial Statements
Note 11. Warrants, page F-19
7.    Citing specific authoritative accounting guidance, please tell us how you determined your preferred stock warrants qualify for liability classification. Also tell us why, as noted on page 19, the warrants will be reclassified to equity in connection with the offering.
    Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has analyzed the preferred stock warrants (the “Warrants”), a complex financial instrument issued in connection with an agreement with a lender, to determine whether the warrants fall within the scope of ASC 480-10 (FASB Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity). The Warrants entitle the holder to purchase preferred stock of the Company (“Preferred Stock”) at a stated exercise price and the Preferred Stock is redeemable upon the occurrence of a deemed liquidation event (i.e., the Company issued warrants for puttable shares).

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116
t: (617) 937-2300 f: (617) 937-2400 cooley.com

July 23, 2021 Page 4
The Company believes the appropriate treatment for the Warrants is to classify them as a liability pursuant to ASC 480-10. ASC 480-10-25-8 through 25-13 states, in part, the following:

Obligations to Repurchase Issuer's Equity Shares by Transferring Assets
25-8. An entity shall classify as a liability (or an asset in some circumstances) any financial instrument, other than an outstanding share, that, at inception, has both of the following characteristics:

a. It embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation.

b. It requires or may require the issuer to settle the obligation by transferring assets.

25-9. In this Subtopic, indexed to is used interchangeably with based on variations in the fair value of. The phrase requires or may require encompasses instruments that either conditionally or unconditionally obligate the issuer to transfer assets. If the obligation is conditional, the number of conditions leading up to the transfer of assets is irrelevant.

... [Paragraphs 25-10 through 25-12 omitted]…

25-13. An instrument that requires the issuer to settle its obligation by issuing another instrument (for example, a note payable in cash) ultimately requires settlement by a transfer of assets, accordingly:

a. When applying paragraphs 480-10-25-8 through 25-12, this also would apply for an instrument settled with another instrument that ultimately may require settlement by a transfer of assets (warrants for puttable shares)…

ASC 480-10-55-33 states the following:

A warrant for puttable shares conditionally obligates the issuer to ultimately transfer assets—the obligation is conditioned on the warrant's being exercised and the shares obtained by the warrant being put back to the issuer for cash or other assets. Similarly, a warrant for mandatorily redeemable shares also conditionally obligates the issuer to ultimately transfer assets—the obligation is conditioned only on the warrant's being exercised because the shares will be redeemed. Thus, warrants for both puttable and mandatorily redeemable shares are analyzed the same way and are liabilities under paragraphs 480-10-25-8 through 25-12, even though the number of conditions leading up to the possible transfer of assets differs for those warrants. The warrants are liabilities even if the share repurchase feature is conditional on a defined contingency.

The Preferred Stock is redeemable for cash or other assets upon the occurrence of a deemed liquidation event, which can occur outside of the control of the Company as a result of the holders of Preferred Stock voting as a combined group. Accordingly, the Warrants possess both of the characteristics noted in ASC 480-10-25-8 since (1) the Warrants entitle the holders to purchase Preferred Stock, (2) the Preferred Stock is redeemable for cash and other assets upon the occurrence of a deemed liquidation event, (3) the occurrence of a deemed liquidation event is outside of the Company’s control, and (4) the limited exception in ASC 480-10-S99-3A(3)(f) is not met (i.e., all of the holders of equally and more subordinated equity instruments of the entity would not always be entitled to also receive the same form of consideration upon the occurrence of a deemed liquidation event). As such, the Company believes it is appropriate to qualify the Warrants as liabilities.

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116
t: (617) 937-2300 f: (617) 937-2400 cooley.com

July 23, 2021 Page 5
Additionally, per the Warrant agreement, in the event of an IPO, the Warrants shall be automatically exchanged for a number of shares of the Company's common stock. The associated accounting impact from this contractual obligation will result in the Warrants being exercised and converted to common stock and additional paid-in capital in accordance with the Warrant agreement.

Note 12. Stock Transactions, page F-21

8.    We note that during 2018 you received promissory notes from employees in consideration for the early exercise of common stock options. You disclose that the note receivables are not reflected on your balance sheet since the notes are limited recourse. Citing authoritative accounting guidance, where applicable, please clarify how you account for the promissory notes and the related stock options. Ensure you explain how the notes impact the accounting and earnings per share treatment for the underlying stock options and how you accounted for the June 2020 transactions described in this footnote. Quantify the impacts of these arrangements on your historical financial statements.
    Response: In response to the Staff's comment, the Company supplementally advises the Staff that, in 2018, two employees of the Company early exercised stock options, under the terms of the 2015 Equity Incentive Plan, to purchase shares of common stock (825,000 shares and 220,000 shares, respectively) in exchange for promissory notes that accrue interest at 2.86% per annum (the “Notes”). Neither of these employees serves as an executive officer of the Company. The Company concluded that the Notes were non-recourse for accounting purposes and therefore recorded the full transaction as the issuance of stock options in accordance with Accounting Standard Codification (“ASC”) 718-10-25-3, Share-Based Payments. As discussed further below, the Company recognized an immaterial amount of stock-based compensation expense, recorded in selling, general, and administrative expense, with an offsetting credit to additional paid-in capital, in 2019 and 2020.

While the notes have non-recourse and recourse portions, the Company does not intend to seek repayment beyond the shares issued and, therefore, concluded that the Notes were non-recourse in substance. When analyzing the substance of the transaction, the Company concluded that even after the original options were early exercised, an employee could decide not to repay the loan and accrued interest if the value of the shares were to decline below the outstanding loan amount and could instead choose to return the shares in satisfaction of the loan. The result would be similar to an employee’s electing not to exercise an option whose exercise price exceeds the current share price. ASC 718-10-25-3 states, in part, the following:

The accounting for all share-based payment transactions shall reflect the rights conveyed to the holder of the instruments and the obligations imposed on the issuer of the instruments, regardless of how those transactions are structured...

As the Company concluded that the Company’s only functional recourse, based on the pledged collateral, was against the underlying shares, the arrangement has been accounted for in accordance with its substance (i.e., as a stock option) from an accounting perspective, consistent with ASC 718-10-25-3. The Company recognized $0.7 million and $0.3 million of stock-based compensation expense in 2019 and 2020, respectively.

In accounting for the Notes as non-recourse in their entirety under ASC 718, the Company did not record a note or shares outstanding on the balance sheet, but instead has measured compensation cost for the stock option based on its fair value on the grant date and has recognized that compensation cost over the four-year requisite service period with an offsetting credit to additional paid-in capital. The stock option awards have a four-year vesting period.

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116
t: (617) 937-2300 f: (617) 937-2400 cooley.com

July 23, 2021 Page 6

The guidance on basic earnings per share included within ASC 260-10-45-10, Earnings Per Share, states, in part, the following:

Basic EPS shall be computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) during the period. Shares issued during the period and shares reacquired during the period shall be weighted for the portion of the period that they were outstanding.

In accordance with the guidance, the Company excluded the unvested portion of purchased shares from the denominator of the calculation (the weighted-average number of common shares outstanding).

In 2020, the holder of one of the Notes was terminated as an employee of the Company. The exercise agreements executed in 2018 stipulate that in the event the employee is terminated, the Company has a repurchase option for shares that have not yet vested as of the termination date, at the lower of fair market value of the shares or the exercise price. The Company repurchased the unvested portion of such employee’s shares and amended the Note to cancel the associated portion related to those repurchased shares. Additionally, the maturity date on the amended Note was extended from 2023 to 2025, resulting in a modification to the stock option award and immaterial stock-based compensation expense.

Note 13. Stock-based Compensation, page F-21
9.    We note your disclosure on page F-22 that certain stock options were repriced during June 2020 to $4.12 and your disclosure on page II-2 that stock options have been exercised at prices between $0.022 and $8.33 since June 2018. Please provide us with a summary of all recent stock-based compensation awards granted, including grant dates and the fair value of the underlying common stock used to value such awards. To the extent there were any significant fluctuations in common stock fair values, describe to us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.
    Response: The Company respectfully advises the Staff that it is currently in the process of compiling the requested information as it finalizes its close process as it relates to stock-based compensation. The Company undertakes to provide the Staff with a supplemental letter containing a summary of all recent stock-based compensation awards granted including the fair value of the underlying common stock used to value such awards and an analysis explaining the factors that contributed to any significant fluctuations in common stock fair values.

General
10.    We note the disclosures throughout your prospectus regarding your company’s election to have its overall public benefit purpose measured against standards established by B Lab and B Lab’s designation of the company as a “Certified B Corporation.” Please file the Rule 436 consent of B Lab to being named in the registration statement and to the references to its designation of the company as a “Certified B Corporation,” or tell us why the consent of B Lab is not required by Rule 436.
    Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s designation of “Certified B Corporation” is a factual description of the

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116
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July 23, 2021 Page 7
Company that is included in the Amended Draft Registration Statement on the basis of information that B Lab makes publicly available and is independent of the Company’s status as a public benefit corporation under Delaware Law.
The Company notes that the consent requirements of Rule 436 are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The Company’s certification process and designation as a “Certified B Corporation” was independent of and not entered into in connection with a registration statement. The Company’s designation as a “Certified B Corporation” is publicly available without cost, and has been since December 2016, on B Lab’s website at: https://bcorporation.net/directory/allbirds-inc.
The Company further notes that the “Certified B Corporation” designation is independent from the public benefit assessment required by Delaware law. Under Delaware law, a public benefit corporation must provide stockholders with a statement as to the corporation’s promotion of the public benefit identified in its certificate of incorporation at least biennially. Section 366(c) of the Delaware General Corporation Law provides that the certificate of incorporation or bylaws of a public benefit corporation may require that the corporation “[u]se a third-party standard and/or attain a periodic third-party certification addressing the corporation’s promotion of the public benefit . . . identified in the certificate of incorporation.” However, the Company’s current certificate of incorporation and bylaws do not, and any amendments thereto will not, contain such a provision. The Company’s Board of Directors will measure the Company’s public benefit performance against its own objectives and standards and not against standards established by B Lab. B Lab’s designation of the Company as a “Certified B Corporation” is based on an assessment against B Lab’s own proprietary criteria and is not required for the Company to maintain its legal status as a public benefit corporation.
In conclusion, the Company respectfully advises the Staff that B Lab’s designation of the Company as a “Certified B Corporation” is a factual description and is independent of the Company’s status as a public benefit corporation under Delaware law. The Company does not consider B Lab to be acting as an expert to the Company within the meaning of Rule 436.
*            *            *
Please contact me at (212) 479-6157 or Calise Cheng at (650) 843-5172 with any questions or further comments regarding our response to the Staff’s comment.
Sincerely,
/s/ Nicole Brookshire
Nicole Brookshire

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116
t: (617) 937-2300 f: (617) 937-2400 cooley.com

July 23, 2021 Page 8

cc:	Joseph Zwillinger, Co-Chief Executive Officer, Allbirds, Inc.
Timothy Brown, Co-Chief Executive Officer, Allbirds, Inc.
Michael Bufano, Chief Financial Officer, Allbirds, Inc.
Daniel Li, VP, Legal, Allbirds, Inc.
Peter Werner, Cooley LLP
Calise Cheng, Cooley LLP
Katherine Denby, Cooley LLP

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116
t: (617) 937-2300 f: (617) 937-2400 cooley.com